SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 4)*

LeMaitre Vascular, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

525558201

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON George W. LeMaitre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,906,113 shares *
	6	SHARED VOTING POWER 610,154 shares **
	7	SOLE DISPOSITIVE POWER 3,906,113 shares *
	8	SHARED DISPOSITIVE POWER 610,154 shares **
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,516,267 shares

*       The Thomas O’Brien Daly Trust, under instrument of trust dated March 22, 2000, of which George W. LeMaitre is the sole trustee, holds 200 shares of common stock. The trust is for the benefit of one minor child, who is George W. LeMaitre’s nephew. George W. LeMaitre, as trustee, has sole voting and investment power with respect to all shares held by such entity. The Quinn Weldon Daly Trust, under instrument of trust dated March 22, 2000, of which George W. LeMaitre is the sole trustee, holds 350 shares of common stock. The trust is for the benefit of one minor child, who is George W. LeMaitre’s niece. George W. LeMaitre, as trustee, has sole voting and investment power with respect to all shares held by such entity. The Katherine Frances Daly Trust, under instrument of trust dated March 22, 2000, of which George W. LeMaitre is the sole trustee, holds 200 shares of common stock. The trust is for the benefit of one minor child, who is George W. LeMaitre’s niece. George W. LeMaitre, as trustee, has sole voting and investment power with respect to all shares held by such entity.

**     The LeMaitre Family LLC holds 610,154 shares of common stock and is 100% owned by Peter Boland, as trustee for various trusts formed for the benefit of the children of George D. LeMaitre, M.D. and Cornelia W. LeMaitre, including George W. LeMaitre. The trust for the benefit of George W. LeMaitre holds a 20% membership interest in LeMaitre Family LLC. George W. LeMaitre and Peter Boland are the managers of LeMatire Family LLC, with sole voting and investment power with respect to all shares held by such entity, acting by unanimous agreement.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.02%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

LeMaitre Vascular, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

63 Second Avenue Burlington, MA 01803

Item 2	(a).	Names of Persons Filing:

George W. LeMaitre

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

63 Second Avenue Burlington, MA 01803

Item 2	(c).	Citizenship:

George W. LeMaitre is a citizen of the United States.

Item 2	(d).	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of LeMaitre Vascular, Inc.

Item 2	(e).	CUSIP Number:

525558201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 3 of 5 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned:

See Item 9 on page 2.

(b) Percent of Class:

See Item 11 on page 2.

The ownership percentages above are based on an aggregate of 16,117,201 shares of Common Stock outstanding as of December 31, 2010, as reported by the Issuer.

(c) Number of shares as to which the person has:

See Items 5-8 on page 2

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011.

/s/ George W. LeMaitre
George W. LeMaitre